Filed by ADS-TEC Energy Public Limited Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

European Sustainable Growth Acquisition Corp.
(Commission File No. 001-39917)
Commission File No. for related Registration Statement: 333-260312

On Tuesday, November 30, 2021, Thomas Speidel, the chief executive officer of ads-tec Energy GmbH, a company based in Nürtingen and entered in the commercial register of the Stuttgart Local Court under HRB 762810 (“ADS-TEC Energy”), participated in an interview with Yahoo Finance Live. A copy of the transcript form the interview is set forth below.

YAHOO FINANCE VIDEO INTERVIEW – THOMAS SPEIDEL

Tuesday, November 30, 2021

Jared Blikre (Yahoo Finance):	And we want to keep the discussion going about mobility and travel. But this time in the EV space, and for that, we’re going to bring in Thomas Speidel. He is the CEO of ADS Tech Energy. And you know, I got to say, I learned a new phrase today. Because I had heard of range anxiety, but not grid anxiety. I’m not sure if Adam made that up. But tell us the state of the grid right now. Because it’s not nearly in the place that could support, I would say, an ice free or an internal combustion free engine world going into the future. What do we have to do to get it up to speed?

Thomas Speidel (ads-tec Energy GMBH):

So thanks a lot for having me here. And let me explain the the things behind the charging issue. So if you want to charge your car within minutes and not within hours, which normally you do at home on your level one or level two charger, then you need a lot of power. So just to give you an idea, to charge for example a Porsche Taycan, in let’s say, 15 or 20 minutes, you need power up to 300 kilowatts.

That’s about the average of 300 single-family homes. So now everybody can understand that for this demand of power, the grid has not been designed. So what we are facing now is the situation in the grid that people want to charge quick and in minutes everywhere. But the grid has not been designed to provide that amount of energy everywhere.

Blikre:	We know that we’re at least in this country, are about to spend billions of dollars upgrading things like the grid. Is the upgrade going to be sufficient? And how does your company play a role in this? Because you manufacture, and this is my ignorance, but essentially batteries, that store electricity that could then be drawn upon so that you don’t have that demand on the antiquated grid?

Speidel:

So well, just you know, as I said, if you want to have the complete charging power out of the grid, so the grid must be capable to provide this amount of power. But in many cases, that’s not possible. So you have two options.

Option number one, you expand the grid, which will be expensive. It takes time. You have to apply for it. And the other option is just to integrate a battery. So the battery is kind of a buffer which allows you to store the electricity coming from the grid, which can be drawn on a low power rate.

We store it in the internal buffer, and as soon as the car is showing up for a recharge, we can boost the electricity which is coming from the grid by the internal buffered electricity. And then this will accelerate the charging process.

Blikre:	And can you walk us through the timeline here? Do we have in existence a battery technology to support this? Or are we waiting for more advancements? To How far off are we from this solution hitting the streets?

Speidel:

So we are already in a rollout. We provided these systems already to blue chip customers. So the technology is ready. It can be ramped up now. We see it here on the screen. So it’s a cube. It’s a battery above, including all the electronics.

And this allows you to even charge up to 320 kilowatt on decentralized sites, which normally cannot give you a quick charge in about minutes. And so I guess if EVs are getting more and more convenient in the major way of driving, then people expect similar or at least a comparable convenient solution to charge the car when they are traveling.

And not only on the Autobahn or on the highway where Tesla and the others are already building these supercharging parks, we expect that to be provided anywhere, wherever we are in the rural countryside, downtown, wherever we are driving, we expect in let’s say in about a radius of 10 to 15 miles we expect the possibility to have a recharge and a quick charge in minutes instead of hours.

Blikre:

I want to recap what we’re talking about here. Because it seems you have a solution, which is one, your devices, your batteries, plug into the antiquated grid. And they charge slowly. But they build up enough of a charge so that, God willing one day if I have an electric car, I pull up. I can do a super quick charge at the kind of wattage you’ve just described in the 15 minutes without causing a brownout on the East Coast.

You have clients in the United States buying your stuff now to get ready for that? Because we’ve got a lot of people driving EV already.

Speidel:

Yes, we do. So we shipped already systems to the US. And we just announced a project in the US starting in Florida with Smart City Capitals. And we expect as we see here a lot of new cars will show up. So the amount of electric vehicles will be exploding over the next years. And therefore you need to have the infrastructure.

And as I said it’s not possible to expend the grid anywhere on all the sites. It also does not make sense, also from a perspective of resources. It’s not possible to expand the grid and to install the superchargers anywhere where we expect as a driver to use them.

Legend Information

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. All statements, other than statements of present or historical fact included herein, regarding the proposed merger of European Sustainable Growth Acquisition Corp., an exempted company incorporated in the Cayman Islands with limited liability under company number 367833 (“EUSG”) into EUSG II Corporation, an exempted company incorporated in the Cayman Islands with limited liability under company number 379118 (“EUSG II”) and the proposed acquisition of the shares of ads-tec Energy GmbH, based in Nürtingen and entered in the commercial register of the Stuttgart Local Court under HRB 762810 (“ADS-TEC Energy”) by ads-tec Energy plc, an Irish public limited company duly incorporated under the laws of Ireland and a wholly owned subsidiary of EUSG (“Irish Holdco”), Irish Holdco’s and EUSG’s ability to consummate the transaction, the expected closing date for the transaction, the benefits of the transaction and Irish Holdco’s future financial performance following the transaction, as well as Irish Holdco’s and EUSG’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward looking statements. When used herein, including any oral statements made in connection herewith, the words “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Irish Holdco and EUSG disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Irish Holdco and EUSG caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Irish Holdco and EUSG. These risks include, but are not limited to, (1) the inability to complete the transactions contemplated by the proposed business combination; (2) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) risks related to the rollout of ADS-TEC Energy’s business and expansion strategy; (4) consumer failure to accept and adopt electric vehicles; (5) overall demand for electric vehicle charging and the potential for reduced demand if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated; (6) the possibility that ADS-TEC Energy’s technology and products could have undetected defects or errors; (7) the effects of competition on ADS-TEC Energy’s future business; (8) the inability to successfully retain or recruit officers, key employees, or directors following the proposed business combination; (9) effects on Irish Holdco’s public securities’ liquidity and trading; (10) the market’s reaction to the proposed business combination; (11) the lack of a market for Irish Holdco’s securities; (12) Irish Holdco’s financial performance following the proposed business combination; (13) costs related to the proposed business combination; (14) changes in applicable laws or regulations; (15) the possibility that the novel coronavirus (“COVID-19”) may hinder ADS-TEC Energy’s and EUSG’s ability to consummate the business combination; (16) the possibility that COVID-19 may adversely affect the results of operations, financial position and cash flows of ADS-TEC Energy, Irish Holdco or EUSG; (17) the possibility that ADS-TEC Energy or EUSG may be adversely affected by other economic, business, and/or competitive factors; and (18) other risks and uncertainties indicated from time to time in documents filed or to be filed with the U.S. Securities and Exchange Commission (the “SEC”) by EUSG. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Irish Holdco’s and EUSG’s expectations and projections can be found in EUSG’s initial public offering prospectus, which was filed with the SEC on January 22, 2021. In addition, EUSG’s periodic reports and other SEC filings are available publicly on the SEC’s website at http://www.sec.gov.

 No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information about the Business Combination and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

A full description of the terms of the proposed business combination is provided in the registration statement on Form F-4 filed with the SEC by Irish Holdco (as amended from time to time, the “Registration Statement”), which includes a prospectus with respect to the Irish Holdco securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of EUSG to vote on the business combination. The Registration Statement was declared effective by the SEC on December 7, 2021 and the definitive proxy statement/prospectus has been mailed to EUSG’s shareholders. Investors and security holders of EUSG are urged to read the proxy statement/prospectus and documents incorporated by reference therein before making any voting or investment decision with respect to the proposed business combination because they contain important information about the business combination and the parties to the business combination. Investors and shareholders will be able to obtain free copies of the materials filed by Irish Holdco and EUSG with the SEC at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Irish Holdco, EUSG, Bosch Thermotechnik GmbH, ADS-TEC Holding GmbH and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of EUSG in connection with the proposed transaction. You can find more information about EUSG’s directors and executive officers in EUSG’s initial public offering prospectus, which was filed with the SEC on January 22, 2021, and its Forms 10-Q filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus on file with the SEC.

Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.